Exhibit 2.2
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Inco Limited 145 King Street West Suite 1500 Toronto, Ontario MSH 4B7

2.	Date of Material Change

The material change occurred on October 10, 2005.

3.	News Release

A press release with respect to the material change referred to in this report was issued by Inco Limited (“Inco”) on October 11, 2005 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On October 10, 2005, Inco and Falconbridge Limited (“Falconbridge”) entered into a support agreement (the “Support Agreement”) pursuant to which Inco agreed that, subject to the terms and conditions of the Support Agreement, it will make an offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge (“Falconbridge Shares”), pursuant to which each holder of Falconbridge Shares may elect to receive either Cdn.$34.00 in cash per Falconbridge Share held or 0.6713 of a common share of Inco (“Inco Shares”) plus Cdn.$0.05 in cash for each Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available, and the maximum number of Inco Shares issuable, under the Offer.

5.	Full Description of Material Change

On October 10, 2005 Inco and Falconbridge entered into the Support Agreement. The Support Agreement provides that, upon the terms and subject to the conditions set forth in the Support Agreement, Inco will make the Offer to acquire all of the outstanding Falconbridge Shares not currently owned by Inco and that Falconbridge will co-operate with Inco and use its reasonable best efforts to permit the Offer to be successful.

Subject to the terms and conditions of the Support Agreement, which has been approved by the boards of directors of both Inco and Falconbridge, Inco is required to make the Offer. Under the Offer, each holder of Falconbridge Shares may elect to receive either Cdn.$34.00 in cash per Falconbridge Share held or 0.6713 Inco Shares plus Cdn.$0.05 in cash for each Falconbridge Share held, subject to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the

Offer. Under the terms of the Offer, the maximum amount of cash available to be paid by Inco will be approximately Cdn.$2.87 billion and the maximum number of Inco Shares available for issuance will be approximately 200 million Inco Shares, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding share options. Assuming full proration of these maximum amounts, this would mean Cdn.$7.50 in cash and 0.524 of an Inco Share for each Falconbridge Share would be payable as consideration under the Offer. The Support Agreement provides that Inco may require the redemption of Falconbridge’s outstanding junior preference shares following Inco’s take up of Falconbridge Shares under the Offer, with Falconbridge’s other preferred shares remaining outstanding after the completion of the Offer.

Inco and Falconbridge have made customary representations, warranties and covenants in the Support Agreement, including, among others, covenants that, during the interim period between the execution of the Support Agreement and the earlier of (1) the time of the appointment or election to Falconbridge’s board of directors of persons designated by Inco who represent a majority of the directors of Falconbridge and (2) the termination of the Support Agreement, (a) Falconbridge will conduct its business in the ordinary course consistent with past practice, (b) Falconbridge will not engage in certain kinds of transactions, (c) subject to certain exceptions, Falconbridge’s board of directors will recommend the Offer to the holders of Falconbridge Shares, and will not withdraw such recommendation or change, modify or qualify such recommendation in a manner adverse to Inco, (d) Falconbridge will not solicit proposals relating to alternative transactions, and (e) subject to certain exceptions, Falconbridge will not enter into discussions concerning or provide confidential information in connection with any proposals for alternative transactions.

The Offer is expected to commence by the mailing to Falconbridge shareholders of the terms of the Offer by take-over bid circular, the Falconbridge directors’ circular and related documents in connection with the Offer, approximately two weeks after the date of the Support Agreement, with the Offer being open for acceptance for 60 days following the date of the mailing, unless varied, withdrawn or extended. The take up of shares under the Offer is subject to certain conditions, including (1) that there have been validly deposited under the Offer and not withdrawn at the expiration time of the Offer at least 66 2/3% of the outstanding Falconbridge Shares (calculated on a fully diluted basis), (2) the absence of any law or order prohibiting the transactions contemplated by the Support Agreement, (3) that all necessary regulatory approvals have been received and that all applicable waiting periods have expired or been terminated, (4) subject to certain exceptions, the accuracy of the representations and warranties of Falconbridge, (5) that there has been no termination of the Support Agreement, and (6) other customary conditions.

The Support Agreement contains certain termination rights for both Inco and Falconbridge, and further provides that, upon termination of the Support Agreement under specified circumstances, Falconbridge may be required to pay Inco a termination payment of U.S. $320 million and reduced expense payments under certain other circumstances.

If and when Inco takes up at least a simple majority of the Falconbridge Shares under the Offer, Inco may pursue other means of acquiring any Falconbridge Shares not tendered to the Offer (but Inco is under no obligation to do so). Falconbridge is required to assist Inco in connection with any such subsequent acquisition transaction that Inco may, in its sole discretion, undertake to pursue, provided that the consideration per Falconbridge Share offered in such subsequent acquisition transaction is at least equivalent in value to the consideration per Falconbridge Share offered under the Offer.

Subject to the terms and conditions of the Support Agreement, as part of the efforts of Inco and Falconbridge to obtain all the regulatory clearances required to complete the transactions contemplated by the Support Agreement expeditiously, Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations after the take up of Falconbridge Shares under the Offer, and Falconbridge is required to assist Inco in such divestiture. The divestiture, if required, may occur through a sale to a third party, an initial public offering or a distribution to holders of Inco Shares of securities in a separate company formed to own and independently operate the divested assets. If required, Inco would provide the refinery with intermediate product to meet its forecast needs, consistent with what Falconbridge would have provided.

The foregoing description of the Support Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which will be filed separately as a material document on SEDAR.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Stuart F. Feiner, Executive Vice President, General Counsel and Secretary of Inco at (416) 361-7680.

9.	Date of Report

October 12, 2005